Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-264278-01

March 19, 2024

Public Service Company of New Hampshire

doing business as Eversource Energy

Pricing Term Sheet
Issuer:	Public Service Company of New Hampshire doing business as Eversource Energy
Security:	$300,000,000 5.35% First Mortgage Bonds, Series X, due 2033 (the “Bonds”), which will be a part of the same series of debt securities issued on September 25, 2023 by the Issuer in the amount of $300,000,000 (the “Existing Bonds”)
Principal Amount:	$300,000,000 (for an aggregate principal amount outstanding of $600,000,000, together with the Existing Bonds)
Maturity Date:	October 1, 2033
Coupon:	5.35%
Benchmark Treasury:	4.000% due February 15, 2034
Benchmark Treasury Price / Yield:	97-19 / 4.300%
Spread to Benchmark Treasury:	95 basis points
Yield to Worst:	5.250%
Price to Public:	100.731% of the principal amount
Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1, commencing on October 1, 2024
Optional Redemption Provisions:	Make-whole call at any time prior to July 1, 2033 (3 months prior to the Maturity Date) at a discount rate of Treasury plus 20 basis points and on or after such date at par
Trade Date:	March 19, 2024
Settlement Date*:	April 1, 2024 (T+8)
Qualified Reopening:	The offering of the Bonds is expected to qualify as a “qualified reopening” of the Existing Bonds under the United States Treasury Regulations. See “Certain United States Federal Income Tax Consequences” in the Preliminary Prospectus Supplement dated March 19, 2024.
CUSIP / ISIN:	744538 AF6 / US744538AF64
Ratings**:	A1 (Moody’s); A+ (S&P); A+ (Fitch)
Joint Book-Running Managers:	Barclays Capital Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC RBC Capital Markets, LLC

Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series X Bonds in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the Series X Bonds initially will settle T+8 (on April 1, 2024) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of bonds who wish to trade bonds prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; MUFG Securities Americas Inc. toll-free at (877) 649-6848; PNC Capital Markets LLC toll-free at (855) 881-0697; or RBC Capital Markets, LLC toll-free at (866) 375-6829.